Exhibit 4.60

ADDENDUM No. 2
to
the Executive Services Agreement dated 27/01/2011 and all addenda thereto
(the "Agreement")

Between
PARAGON SHIPPING INC.
of Marshall Islands
(the "Company")

And
ALLSEAS MARINE S.A.
of Liberia
("Allseas")

Notwithstanding the relevant provisions of the Executive Services Agreement and all addenda thereto, it is this, 6th day of March 2013, mutually agreed between the Company and Alls as that the clause 6 of the Agreement paragraph c with title: Payment Upon Termination is amended to read as follows:

"6, c) Payment Upon Termination.

In the event of Allseas' termination for Good Reason, or in the event that its engage tent is terminated by the Company, other than in accordance with subparagraph (a) of this Section 6, i.e. without Cause, Allseas shall be entitled to receive its fee payable pursuant to Section 5(a) of this Agreement through the Termination Date, as defined below.

In addition to payment of its fee, Allseas will be entitled to receive, on the date, of such termination:

(i)           a compensation equal to (three) 3 years annual Executive Services Fee then applicable.

(ii)           such amount of shares as to represent the 5% of the then outstanding and issued shares of the Company, cash free on the date of termination. The said shares are to be issued fully vested and registered.

Allseas' right to receive (i) and (ii) hereunder is expressly conditioned on its compliance vwith all of its obligations to the Company under this Agreement."

All other terms, conditions and provisions of the Executive Services Agreement remain unaltered and in full force and effect.

IN WITNESS WHEREOF the parties have signed this Addendum this 6th day of March. 2013.

For and on behalf of,

PARAGON SHIPPING INC		ALLSEAS MARINE S.A.

By:	/s/ Maria Stefanou	By:	/s/ George Skrimizeas
Name:	Maria Stefanou	Name:	George Skrimizeas
Title:	Corporate Secretary	Title:	President/Director